Exhibit 99.1

YAMANA GOLD PROVIDES 2017-2019 OUTLOOK

TORONTO, ONTARIO, February 16, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or the “Company”) herein provides 2017, 2018 and 2019 production, and 2017 cost guidance.

Yamana concentrates its efforts on six producing mines which beginning in early 2018 will increase to seven with the start of production from Cerro Moro.  The following table presents mine by mine production expectations for 2017.

	(Gold oz.)		(Silver oz.)
	2016 Actual	2017 Guidance	2016 Actual	2017 Guidance
Chapada	107,301	110,000	259,444	260,000
El Peñón	220,209	140,000	6,020,758	4,150,000
Canadian Malartic (50%)	292,514	300,000	-	-
Gualcamayo	164,265	145,000	-	-
Minera Florida	104,312	105,000	429,048	330
Jacobina	120,478	120,000	-	-

The following table presents the Company’s total production expectations for its mines for 2017, 2018 and 2019.
	2016 Actual	2017 Guidance	2018 Guidance	2019 Guidance
Total Gold Production (oz.)	1,009,079	920,000	1,030,000	1,100,000
Total Silver Production (oz.)	6,709,250	4,740,000	10,000,000	14,500,000
Total Copper Production (lbs.) (Chapada)	115,548,437	120,000,000	120,000,000	120,000,000

Yamana expects that certain mines, based on historical performance and potential, may achieve higher levels of production that would increase the overall production level.  Total gold production as shown in the table below includes attributable production from Brio Gold Inc. (“Brio Gold”) based on their production guidance, and  assuming Yamana’s 84.6% ownership of Brio Gold remains unchanged for the guidance period.  Potential production increases from the commissioning of C1 Santa Luz have not been included in these expectations.

(All amounts are expressed in United States dollars unless otherwise indicated.)

The following table presents the Company’s total attributable production expectations for 2017, 2018 and 2019.
	2016 Actual	2017 Guidance	2018 Guidance	2019 Guidance
Total Gold Production (oz.)	1,198,741	1,140,000	1,250,000	1,320,000

For comparison purposes, 2016 production in the tables above excludes 70,274 ounces of gold and 326,876 ounces of silver from Mercedes, the sale of which closed on September 30, 2016.  Total consolidated 2016 production including Mercedes was 1,269,015 ounces of gold and 7,036,126 ounces of silver.  Production of all metals in 2016 met or exceeded guidance expectations (refer to the Company’s press release issued on January 11, 2017 for information comparing 2016 production to guidance expectations).

The following table presents consolidated cost expectations for 2017.
	Gold (/oz.)	Silver (/oz.)	Copper (/lbs.) (Chapada)
2016 Actual, excluding Brio Gold
Consolidated total cost of sales per unit sold	$991	$13.79	$1.92
Consolidated co-product cash costs per unit produced (1)	$650	$8.96	$1.58
Consolidated co-product AISC per unit produced(1)	$897	$12.65	$2.03
2017 Guidance
Consolidated total cost of sales per unit sold	$945-$965	$14.20	$1.70
Consolidated co-product cash costs per unit produced (1)	$665-$675	$10.55	$1.60
Consolidated co-product AISC per unit produced (1)	$890-$910	$14.30	$2.00
1.
Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42016 and in Section 14 of the Company’s fourth quarter 2016 Management’s Discussion &  Analysis, which has been filed on SEDAR simultaneously with this press release.

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The following table presents cost of sales, co-product cash costs and co-product AISC guidance by mine for gold and silver for 2017.

	2016 cost of sales per unit sold	2017E cost of sales per unit sold	2016 co-product cash costs(1) per unit produced	2017E co-product cash costs(1) per unit produced	2016 co- product AISC(1,2) per unit produced	2017E co-product AISC(1,2) per unit produced
Gold (oz.)
Chapada	$489	$395	$359	$340	$478	$445
El Peñón	$1,019	$985	$678	$740	$893	$915
Canadian Malartic (50%)	$1,025	$945	$606	$560	$795	$730
Gualcamayo	$1,038	$1,240	$796	$960	$847	$1,010
Minera Florida	$1,046	$1,040	$735	$705	$955	$935
Jacobina	$1,072	$1,035	$692	$785	$988	$985

Silver (oz.)
Chapada	$7.05	$4.00	$3.20	$3.20	$4.20	$4.10
El Peñón	$13.84	$14.60	$9.14	$11.00	$12.04	$13.60
Minera Florida	$13.81	$15.45	$9.90	$10.60	$12.73	$13.90
1.
Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements.  Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42016 and in Section 14 of the Company’s fourth quarter 2016 Management’s Discussion &  Analysis, which has been filed on SEDAR simultaneously with this press release.

2.
Mine site AISC includes cash costs, mine site general and administrative expense, sustaining capital and exploration expense.  Consolidated co-product AISC incorporates additional non-mine site costs including corporate general and administrative expense.

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The following table presents sustaining capital and exploration spend expectations by mine for 2017.

(in millions)	2016 Sustaining Capital Actual	2017 Sustaining Capital Guidance	2016 Total Exploration Actual	2017 Total Exploration Guidance
Chapada	$61	$58	$5	$8
El Peñón	$60	$35	$30	$14
Canadian Malartic (50%)	$51	$51	$8	$11
Gualcamayo	$7	$7	$12	$8
Minera Florida	$23	$24	$7	$10
Jacobina	$35	$23	$5	$6
Cerro Moro	-	-	$5	$8
Other	$5	$6	$12	$12
Total	$242	$204	$84	$77

The Company expects approximately 75% of exploration spending will be capitalized in 2017.  For 2017, there is an additional discretionary and generative exploration spending budget of approximately $21 million that is available and expected to be allocated based on results at Yamana’s various mines and assets.  This would bring spending on exploration to $98 million for 2017.
The following table presents other consolidated expenditure expectations for 2017.

	2016 Actual (excluding Brio Gold)	2017 Guidance
Total sustaining capital (millions)	$242	$204
Total expansionary capital (millions)	$117	$270
Total exploration (capitalized and expensed) (millions)	$84	$98
Total Depreciation, depletion and amortization (“DDA”) (millions)	$395	$339
Total general and administrative (“G&A”) expense (millions)	$86	$91
Cash based G&A	$82	$82
Stock-based G&A	$4	$9

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The preceding cost expectations relate to Yamana’s mines and exclude any attribution from Yamana’s interest in Brio Gold.
STRATEGY

Over the years, the Company has grown through alternating phases of strategic acquisitions to upgrade its portfolio and pursuing organic growth within its portfolio to increase production and cash flow.  The Company is currently in an organic growth phase, whereby it is focusing on the numerous internal opportunities under evaluation.

 The key operational objectives in the next two years include:
•	Focus on operational execution including advancing near-term and ongoing optimizations at Yamana’s six producing mines;
•	Advance Cerro Moro to production in early 2018;
•	Advance the Company’s organic pipeline through exploration targeted on the most prospective properties, including
o	The significant potential at Minera Florida, Chapada and Gualcamayo as a result of new discoveries at site, and
o
Further delineation and infill drilling at Minera Florida, Gualcamayo, Chapada, and Jacobina with the objective to increase mine life and, in the case of Chapada, Minera Florida and Jacobina, to deliver potential production increases;

•	Improve the efficiency of mining narrower veins at El Peñón while advancing exploration of ore bodies with wider veins and higher grades; and
•	Evaluate monetization initiatives, which may include dormant assets or other optionality within the portfolio, to further strengthen the Company’s balance sheet.

The key operational objectives in the next five years include:
•	Focus on operational execution and advancing medium-term optimization and possible expansion opportunities at Yamana’s producing mines;
•	Mature the most prospective exploration discoveries and projects for inclusion in and/or upgrading of Mineral Reserve and Mineral Resource status;
•	Advance such exploration discoveries or projects to a construction decision and/or production contribution, in particular
o	Bring one prospective property, potentially Agua de la Falda (see below) or one or more deposits at Kirkland Lake, to a development stage; and
•	Re-evaluate portfolio of producing mines and projects to consider possible upgrades.

Consistent with the above objectives, the Company foresees a hiatus in significant expansionary capital spending after the completion of Cerro Moro and the Barnat extension at Canadian Malartic in 2018.  Given the technical nature of the projects in Yamana’s pipeline, the Company is not expecting to begin development of any major projects in the next five years.  With the expected reduction in capital spending and increase in production over the guidance period, the Company expects to generate significant increases in cash flow and free cash flow beginning in 2018.

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Yamana remains a growth focused company and, in particular, is focused on incremental growth from existing producing mines or from the prudent development of high quality projects.  The objective is to have a manageable number of mines in a select number of jurisdictions.  More specifically, the Company has established an optimal portfolio size of between six and ten producing mines, all in jurisdictions where Yamana currently operates.  By focusing on disciplined growth in Canada, Brazil, Chile and Argentina, the Company is better able to lever existing infrastructure and jurisdictional expertise.

Further, the Company is targeting mines that have the potential to produce at least 130,000 ounces of gold per year (approximately 10% of total attributable metal production on a gold equivalent basis), and this will be a key criterion for evaluating any mine or project in future years.  The Company has not set a specific long term objective for consolidated gold production as it continues to believe that prudent growth, which balances increasing production and decreasing costs, is a better driver to create value.

Yamana predominantly produces gold.  However, it also produces a significant level of silver and copper.  While copper production is expected to be relatively consistent over the guidance period, silver production is expected to increase significantly.  The production of silver and copper reflects a greater scale to the Company’s operations and potential to generate cash flow than is suggested by headline gold production taken on its own.  The Company envisages an increase in the relative percentage of precious metals production as part of its plan to increase cash flow while continuing to benefit from steady state non-precious metals production.

The Company’s ownership of Brio Gold is held for investment purposes.  Yamana believes there is considerable value yet to be surfaced from this portfolio of assets and that this value will be better realized with Brio Gold operating as a standalone public company.  Yamana takes a long-term view of its ownership of Brio Gold; however, the Company will evaluate various monetization opportunities for its holding from time to time.  Brio Gold offers a compelling growth opportunity with a portfolio of three producing mines with expected increasing production and one development project that could add significantly to the production platform.

OPERATIONAL AND FINANCIAL COMMENTARY

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Gold production is expected to increase in the guidance period in each of 2018 and 2019 mostly as a result of increases in production at Chapada (with the addition of production from Suruca in 2019), at Canadian Malartic, and with new production from Cerro Moro.

Silver production is expected to increase more significantly, in percentage terms, than gold production almost entirely as a result of the ramp up of Cerro Moro production.

Copper production, all of which is from Chapada, is expected to remain constant throughout the guidance period.

With improvements in productivity and/or increasing grades at several operations, most notably El Peñón, Chapada, Jacobina, Canadian Malartic and Cerro Moro, Yamana’s costs are expected to decrease from 2017 levels into 2018 and 2019.  Over this period, Yamana expects significant increases in cash flow overall driven by increases in production and improvements in costs with disproportionate cost improvements coming from El Peñón, Canadian Malartic, Chapada and Cerro Moro, the Company’s most significant cash flow contributing assets.

Commentary on specific mines is as follows.

Chapada: projected cost improvements and increases in gold production are attributable to mine optimizations presently underway and production from Suruca beginning in 2019.  Production for gold is expected to increase to over 130,000 ounces in 2019.

Canadian Malartic: projected cost improvements and production increases are attributable to increases in grade, which are expected continue into 2018 with the contribution from the Barnat extension.  Production is expected to increase to approximately 325,000 ounces on a 50%-basis beginning in late-2018.

El Peñón: production is expected to remain consistent throughout the guidance period although with the opportunity for production increases as more recent discoveries of extensions of larger ore bodies are evaluated.

Cerro Moro: the largest single contribution for overall production increases for both gold and silver is expected to come from Cerro Moro which is in development and is expected to begin operating in the first half of 2018, with a full year contribution in 2019.  Production in 2019 is estimated at approximately 130,000 ounces of gold and 9.9 million ounces of silver.  Cerro Moro is expected to be a significant contributor to cash flow as a result of the expected cash costs and AISC that are well below the Company’s current average cost structure.  Average co-product cash costs and co-product AISC for 2018 and 2019 are expected to be below $500 per ounce gold and $7.50 per ounce of silver, and below $600 per ounce of gold and $9.00 per ounce of silver, respectively.

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Jacobina: production is expected to be consistent throughout the guidance period with possible upside from grade improvements which could increase production and lower costs.

Minera Florida: production is expected to be consistent throughout the guidance period with possible upside from contributions from recent discoveries at Minera Florida which could increase production.

Gualcamayo: production is expected to be consistent throughout the guidance period with possible upside from contributions from recent near mine oxide discoveries.  Costs in 2017 are estimated based on lower recoveries as there is more reliance on underground material than the preceding year.  Costs should improve throughout the guidance period as recent oxide discoveries are developed and as the costs related to underground sub-level stoping improve after initial one-time upfront costs.

Yamana refers to its press release issued on February 14, 2017 which provided an exploration update relating to significant discoveries at its Minera Florida, Gualcamayo, El Peñón and Chapada mines.  These discoveries will be evaluated this year to determine further contributions to mineral resources and mineral reserves, and possible increases in production.  Production in the guidance period does not include possible further production contributions from these discoveries.

Among other efforts this year, Yamana will evaluate generative opportunities in its portfolio mostly related to advancing exploration assets in its Kirkland Lake camp and to dormant assets such as La Pepa, Suyai and Jeronimo.

Agua de la Falda, which is a joint venture (“JV”) with CODELCO and covers a broader area that includes Jeronimo, provides exceptional gold and copper exploration opportunities which will be evaluated this year.  Yamana and CODELCO have been evaluating the possibility of re-processing historical heaps and other known near to surface oxide ore through the existing plant and facilities on site at Agua de la Falda, which could provide medium term production opportunities with minimum investment and serve as a platform for further increase in value of the JV.  Subject to further detailed review, preliminary production estimates from this initiative are upwards of 40,000 ounces of gold per year for an initial 5 years.  This could potentially more than fund all exploration and possible development efforts at Agua de la Falda.

In respect of El Peñón, as previously indicated, Yamana has reflected on the impact of new narrower vein discoveries and more recent discoveries of extensions of larger, higher grade ore bodies.  In light of this, and given the already long life of El Peñón, which began producing in 1999, a more deliberate and reflective approach has been taken at El Peñón in relation to production.  The objective has been to create a steady state operation with a more achievable production platform that is less dependent on very high levels of exploration and development spending.  Exploration and development spending per year has been reduced significantly with a corresponding decrease in work force.

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The following table compares exploration and development spending at El Peñón for 2016 with estimated amounts for 2017.  A more complete description of the exploration strategy for El Peñón is provided in the previously referred to exploration update press release dated Febraury 14, 2017.

	2016 Actual	2017 Estimated
Exploration (millions)	$30	$14
Development (millions)	$60	$35

Overall, the objective has been to allow El Peñón to contribute meaningful levels of gold and silver production over a longer period, and to remain a very significant cash flow contributing mine.  The revised plan for El Peñón establishes a platform that is more sustainable and that will deliver more consistent production going forward.

A significant portion of the expansionary capital budgets for 2017 and 2018 relates to Cerro Moro which, as previously noted, is expected to begin operations in 2018, and to the Barnat extension at Canadian Malartic which is expected to also begin to contribute to production in late-2018.  Yamana’s expansionary capital is expected to decline significantly after completion of Cerro Moro and the Barnat extension beginning in late-2018.

In 2016, expansionary capital, not including Cerro Moro, was $58 million.  Going forward, by 2019 as these projects are completed, Yamana expects its annual expansionary capital to decline significantly for several years to levels in the range of $50 to $75 million, absent any new projects moving into the development stage.

In early 2016, the Company stated the objective of reducing debt by at least $300 million between 2016 and 2017.  Over the course of 2016, the Company reduced its net debt by approximately $160 million through various initiatives, including a going public event for Brio Gold, the sale of its Mercedes mine, the monetization of share purchase warrants of Sandstorm Gold Ltd., the early repayment of senior debt notes, the scheduled repayment of senior debt notes and a net repayment on its revolving credit facility.  Only cash proceeds are reflected in debt reduction levels as non-cash consideration raised through the sale of Mercedes has not been monetized.  As a longer term objective, the Company continues to target a Net Debt/EBITDA ratio of 1.5 or better, which it believes to be consistent with its prudent financial policy and planning.

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The Company expects to more formally showcase a number of its mines throughout 2017.  Specifically, more information is expected to be provided to the investment community through one or more dedicated investor day presentations and mine tours.

The Company expects to host mine tours to El Peñón, Minera Florida and, later in 2017 or early 2018, Cerro Moro.  All materials relating the Company’s investor day and mine tours will be available on Yamana’s website, and while attendance at the events will be by invitation, the investor day presentation will also be available by webcast.

2017 foreign exchange rate assumptions are presented in the table below.

	2016 Actual	2017 Assumptions	Spot
C$/US$	1.32	1.32	1.31
BRL/US$	3.48	3.25	3.10
ARS/US$	14.77	16.50	15.40
CLP/US$	675.95	675.00	640.00

2016 exchange rates shown in the table above are the average realized exchange rates for the 12 months ended December 31, 2016.  The exchange rates shown above are as at February 15, 2017 and were compiled from Bloomberg.
As at December 31, 2016, the Company had zero-cost collar contracts totaling 170.0 million Reais equally split by month covering January 2017 to April 2017 with Brazilian Real to United States Dollar average call and put strike prices of 3.40 and 4.13, respectively.  In October 2016, the Company entered into zero-cost collar contracts totaling 400.0 million Reais with Brazilian Real to United States Dollar average call and put strike prices of 3.25 and 3.79 respectively, allowing the Company to participate in exchange rate movements between those two strikes.  These contracts are evenly split by month covering May 2017 to December 2017.  All contracts have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, 2017, 2018, 2019 production and cost guidance including on a per mine basis, and 2017 foreign exchange rate assumptions. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition and the Brio Gold investment, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Annual Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;
•	co-product cash costs per ounce of silver produced;
•	co-product cash costs per pound of copper produced;
•	all-in sustaining co-product costs per ounce of gold produced;
•	all-in sustaining co-product costs per ounce of silver produced; and
•	all-in sustaining co-product costs per pound of copper produced.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes in to the measures are dully noted and retrospectively applied as applicable.

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CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company’s underlying cash costs of operations.  Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:
•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
▪
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

▪	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
▪	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

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Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site.  Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes.  Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales agrees to the consolidated annual statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations.  All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs.  The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Reconciliations of total cost of sales of gold and silver per ounce sold and copper per pound sold to co-product cash costs per ounce of gold and silver produced and per pound of copper produced, and co-product all-in sustaining costs of gold and silver per ounce produced and copper pound produced, are available at www.yamana.com/Q42016 and in Section 14 of the Company’s fourth quarter 2016 Management’s Discussion &  Analysis, which has been filed on SEDAR simultaneously with this press release
(All amounts are expressed in United States dollars unless otherwise indicated.)

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